                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 DONNKENNY, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    258006204
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                                 (CUSIP Number)

             DANIEL H. LEVY                  HARRY A. KATZ
             C/O DONNKENNY, INC.             OLD STONE HIGHWAY
             1411 BROADWAY                   AMAGANSETT, NEW YORK 11930
             NEW YORK, NEW YORK 10018

                                 WITH A COPY TO

                                 HARVEY HOROWITZ
                                 MINTZ & GOLD LLP
                                 444 PARK AVENUE SOUTH
                                 NEW YORK, NEW YORK 10016

-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

                                FEBRUARY 11, 2001
-------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                                       SCHEDULE 13D

----------------------------------------                                        --------------------------------------
CUSIP NO. 258006204                                                                      - 2 -
----------------------------------------                                        --------------------------------------


----------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Daniel H. Levy
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [X]


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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        [PF]

------- --------------------------------------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

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                        7       SOLE VOTING POWER
                                715,569
     NUMBER OF
                        ----------------------------------------------------------------------------------------------
       SHARES           8       SHARED VOTING POWER
                                0
    BENEFICIALLY
                        ----------------------------------------------------------------------------------------------
      OWNED BY          9       SOLE DISPOSITIVE POWER
                                715,569
        EACH
                        ----------------------------------------------------------------------------------------------
     REPORTING          10      SHARED DISPOSITIVE POWER
                                0
      PERSON
----------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        715,569

----------------------------------------------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)   [ ]


----------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.38%

----------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        IN

----------------------------------------------------------------------------------------------------------------------


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

                                                      SCHEDULE 13D

----------------------------------------                                        --------------------------------------
CUSIP NO. 258006204

----------------------------------------                                        --------------------------------------

----------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Harry A. Katz

----------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ](b)[X]


----------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        [PF]

----------------------------------------------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        [ ]

----------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

----------------------------------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                674,319


      NUMBER OF         ----------------------------------------------------------------------------------------------
                        8       SHARED VOTING POWER
       SHARES                   0

     BENEFICIALLY
                        ----------------------------------------------------------------------------------------------
       OWNED BY         9       SOLE DISPOSITIVE POWER
                                674,319
        EACH

      REPORTING         ----------------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
       PERSON                        0

        WITH
----------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        674,319

----------------------------------------------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]


----------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.44%

----------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        IN

----------------------------------------------------------------------------------------------------------------------


                                          --------------------------------------
CUSIP NO. 258006204

                                          --------------------------------------


ITEM 1.                 SECURITY AND ISSUER

                This Amendment No. 3 to the Schedule 13D filed on behalf of Daniel H. Levy ("Levy") and Harry A. Katz ("Katz") (each, a "Reporting Person" and collectively the "Reporting Persons") on November 6, 2000 as amended by Amendment No. 1 filed on January 17, 2001 and Amendment No.2 filed on February 27, 2001 is being filed in connection with an agreement between Levy and Katz which revoked a previous agreement between them granting Levy to vote the shares of Donnkenny, Inc. stock owned by Katz. The principal office of Donnkenny, Inc. (the "Corporation") is located at 1411 Broadway, New York, NY 10018.

                This Amendment No. 3 amends Items 5 and 6 of Schedule 13D


ITEM 2.                 IDENTITY AND BACKGROUND.

                        No Change

ITEM 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER
                        CONSIDERATION.

                        No Change







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                                          --------------------------------------
CUSIP NO. 258006204

                                          --------------------------------------



ITEM 4.                 PURPOSE OF TRANSACTION.

                        No Change

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER.

                (a) According to the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, as of November 9, 2001, the Corporation had issued and outstanding 4,367,417 shares of Common Stock.

                (b) Levy is the beneficial owner of 715,569 shares of Common Stock or 16.38% of the outstanding Common Stock, consisting of 671,819 shares of Common Stock owned directly and 43,750 shares of Common Stock which Levy has a right to acquire pursuant to presently exercisable stock options.

                (c) Katz is the beneficial owner of 674,319 shares of Common Stock or 15.44% of the outstanding Common Stock, consisting of 669,319 shares of Common Stock owned directly and 5,000 shares of Common Stock which Katz has a right to acquire pursuant to presently exercisable stock options.

                (d) Levy has the sole power to vote, or to direct the vote of, 715,569 shares of Common Stock, and shared power to vote, or to direct the vote of, 0 shares of Common Stock; and sole power to dispose of, or to direct the disposition of, 715,569 shares of Common Stock and shared power to dispose of, or to direct the disposition of, 0 shares of Common Stock. Katz has the sole power to vote, or to direct the vote of, 674,319 shares of Common Stock, and shared power to vote, or to direct the vote of, 0 shares of Common Stock; and sole power to dispose of, or to direct the disposition of, 674,319 shares of Common Stock and shared power to dispose of, or to direct the disposition of, 0 shares of Common Stock.

                (e) There have been no transactions effected of shares of Common Stock of the Corporation by Levy or Katz within the past 60 days.

                (f) Not applicable.

                (g) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                By Letter Agreement between Levy and Katz dated February 11, 2002, Levy and Katz terminated a previous agreement between them which granted Levy the right to vote the shares of the Corporation's Common Stock owned by Katz.

                                          --------------------------------------
CUSIP NO. 258006204

                                          --------------------------------------


ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

                Letter Agreement Between Levy and Katz dated February 11, 2002.



SIGNATURE.


                After reasonable inquiry and to the best of each Reporting Person's knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date:           March 7, 2002

                                          /s/  Daniel H. Levy
                                          -------------------------------------
                                               Daniel H. Levy


                                          /s/  Harry A. Katz
                                          -------------------------------------
                                               Harry A. Katz

                                          --------------------------------------
CUSIP NO. 258006204

                                          --------------------------------------

                                  HARRY A. KATZ
                                Old Stone Highway
                              Amagansett, NY 11930

                                                               February 11, 2002



Mr. Daniel H. Levy
1411 Broadway
New York, NY l0018


Dear Dan:


         References made to our letter agreement of January 8, 2001 relating to the voting of my shares of Donnkenny, Inc. common stock. This will confirm that we have agreed to terminate the January 8, 2001 agreement as of this date. Accordingly, effective today, I may vote my share of Donnkenny, Inc. common stock in such manner as I chose.



                                                     Sincerely yours,



                                                     /s/ Harry A. Katz
                                                         -----------------------
                                                     Harry A. Katz




Confirmed and Agreed:



/s/ Daniel H. Levy
    -----------------
 Daniel H. Levy